Consolidated Financial Results for the Third Quarter of Fiscal 2010 〔Japanese GAAP〕

February 2, 2011
Company name: JX Holdings,Inc.
Code number: 5020
Stock listings: First Sections of Tokyo, Osaka, Nagoya Exchanges
URL: http://www.hd.jx-group.co.jp/
Representative Director, President: Mitsunori Takahagi
For further information, please contact: Masayoshi Yamamoto, Group Manager,
Investor Relations Group, Finance & Investor Relations Department
Telephone: +81-3-6275-5009
Scheduled date of filing of Quarterly Securities Report : February 14, 2011
Scheduled date of filing of commencement of dividend payments : －
Supplemental materials for the quarterly financial results : Yes
Quarterly financial results presentation (for institutional investors and analysts) : Yes

(Amounts of less than ￥1 million are rounded off)
1.Results for the Third Quarter of Fiscal 2010 (From April 1, 2010 to December 31, 2010)
(1) Operating Results (Consolidated Basis)
(Percentage figures are changes from the same period of the previous fiscal year.)
	Net sales		Operating income		Ordinary income		Net income
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
Third Quarter of FY2010	6,942,905	－	168,289	－	232,949	－	327,347	－
Third Quarter of FY2009	－	－	－	－	－	－	－	－

	Net income per share	Net income per share after dilution
	Yen	Yen
Third Quarter of FY2010	131.63	－
Third Quarter of FY2009	－	－

(2) Financial Position (Consolidated Basis)
	Total assets	Net assets	Shareholders' equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
Third Quarter of FY2010	6,348,539	1,868,167	25.8	657.56
FY2009	－	－	－	－
(Reference) Total Shareholders' equity : Third quarter ended December 31, 2010:￥1,635,266 million ; Year ended March 31, 2010:     ￥－ million

2.Dividends
	Cash dividend per share
	End of 1st quarter	End of 2nd quarter	End of 3rd quarter	Year-End	Total
	Yen	Yen	Yen	Yen	Yen
FY2009	－	－	－	－	－
FY2010	－	7.50	－
FY2010（Forecast)				8.00	15.50
Note: Revisions of the forecast of cash dividends in the third quarter ended December 31, 2010: Yes

3. Forecasts of Consolidated Business Results in Fiscal 2010 (From April 1, 2010 to March 31, 2011)
(Percentage figures are changes from the same period of the previous fiscal year.)
	Net sales		Operating income		Ordinary income		Net income		Net income pershare
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
Fiscal year	9,620,000	－	240,000	－	320,000	－	320,000	－	128.68
Note: Revisions of the forecasts of consolidated business results in the third quarter ended December 31, 2010: Yes

The previous forecast of consolidated business results for the fiscal year announced on November 5, 2010 is revised.  Please refer to the announced “Notification Concerning Revisions to the Annual Consolidated Earnings Forecast and the Dividend Forecast for the Fiscal Year Ending March 31, 2011” and the “Qualitative Information on Forecasts of Consolidated Business Results” on page 6 of the exhibit for further information regarding assumptions used for forecasting the above business results.

4.Others (See "Other Information" on page 7 of exhibit for more information)
(1) Changes in number of material subsidiaries during the term under review : None
Note:	This item indicates whether there were changes in specified subsidiaries involving a change in the scope of consolidation.

(2) Adoption of simplified accounting treatment and accounting treatment specific to the preparation of quarterly consolidated financial statements : Yes
Note:	This item indicates whether JX Holdings has adopted simplified accounting treatment specific to quarterly consolidated financial statements.

(3) Changes in accounting treatment principles and procedures and presentation
(i)	Changes related to the revision of accounting standards :	Yes
(ii)	Other changes :	Yes
Note:
This item indicates whether there were changes in accounting treatment principles and procedures and presentation for the preparation of quarterly consolidated financial statements mentioned in “Changes in material matters that are the basis of the preparation of quarterly consolidated financial statements.”

(4) Number of issued shares (Common stock)
(i) Number of issued shares (including treasury stock)
Third Quarter of FY2010 ended December 31, 2010	:	2,495,485,929 shares
FY2009 ended March 31, 2010	:	－ shares

(ii) Number of treasury stock
Third Quarter of FY2010 ended December 31, 2010	:	8,629,574 shares
FY2009 ended March 31, 2010	:	－ shares

(iii) Average number of issued shares
Third Quarter of FY2010 ended December 31, 2010	:	2,486,907,012 shares
Third Quarter of FY2009 ended December 31, 2009	:	－ shares

Information Regarding the Quarterly Review Procedure

This report is not subject to the quarterly review procedure pursuant to the Financial Instruments and Exchange Law. At the time of disclosure of this report, the quarterly review procedure pursuant to the Financial Instruments and Exchange Law has not been completed.

Cautionary Statement with Respect to Forward Looking Statements and Comments in Particular

1.This report contains certain forward-looking statements.  These forward-looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “ intends”, “should”, “seeks”, “estimates”, “future” or similar expressions or by discussions of, among other things, strategy, goals, plans or intentions.  Actual results may differ materially in the future from those reflected in forward-looking statements contained in this notice, due to various factors including but not limited to: (1) macroeconomic condition and general industry conditions such as the competitive environment for companies in energy, resources and materials industries; (2) regulatory and litigation matters and risks; (3) legislative developments; and (4) changes in tax and other laws and the effect of changes in general economic conditions. Additionally, please refer to the announced “Notification Concerning Revisions to the Annual Consolidated Earnings Forecast and the Dividend Forecast for the Fiscal Year Ending March 31, 2011” and the “Qualitative Information on Forecasts of Consolidated Business Results” on page 6 of the exhibit for further information regarding assumptions used for forecasting the above business results.

2.JX Holdings was established on April 1, 2010 as a result of the business integration between Nippon Oil Corporation and Nippon Mining Holdings, Inc. As the current fiscal year is the first fiscal year for JX Holdings, there are no consolidated financial statements for the previous quarter or previous year.

Table of Contents for the Exhibits

1.	Qualitative Information on Consolidated Financial Results of the Third Quarter		4

	(1)	Qualitative Information on Consolidated Operating Results	4
	(2)	Qualitative Information on Consolidated Financial Position	6
	(3)	Qualitative Information on Forecasts of Consolidated Business Results	6

2.	Other Information		7

	(1)	Changes in Material Subsidiaries during the Term under Review	7
	(2)	Adoption of Simplified Accounting Treatment and Accounting Treatment Specific to the Preparation of Consolidated Financial Statements	8
	(3)	Changes in Accounting Treatment Principles and Procedures and Presentation for the Preparation of Consolidated Financial Statements	8

3.	Consolidated Financial Statements		11

	(1)	Consolidated Balance Sheets	11
	(2)	Consolidated Statements of Income	13
	(3)	Notes on the Going Concern Assumption	14
	(4)	Segment Information	14
	(5)	Notes on Significant Changes in Shareholders’ Equity	15

(Note)
JX Holdings plans to hold a financial results presentation for investors via teleconference on the date set forth below.  Materials including the distributed materials will be promptly uploaded on its company website following the presentation.

Wednesday, February 2, 2011: Financial Results Presentation for Institutional Investors and Analysts

(Note)
In addition to the financial results presentation above, JX Holdings will also hold a financial results presentation regarding operations and financial results open to individual investors. Please confirm the date of the session on its company website.

1.	Qualitative Information on Consolidated Financial Results of the Third Quarter

JX Holdings, Inc. (the “Company”) was established on April 1, 2010, as a result of the business integration between Nippon Oil Corporation and Nippon Mining Holdings, Inc. As the current fiscal year is the first fiscal year for the Company, there are no consolidated financial statements for the previous year or the third quarter of the previous year.

(1)	Qualitative Information on Consolidated Operating Results

Overview

Overall, the global economy continued to recover at a gradual pace during the three quarters (from April 1, 2010 to December 31, 2010), despite obstacles such as the financial crisis in Europe, owing in part to the economic stimulus measures of numerous economies, and economic growth in emerging nations.  As for the Japanese economy, on the backdrop of an improving global economic climate, the first half witnessed gradual improvement offering a positive outlook, but exports and production have been weak during the most recent three month period, limiting growth.

In the crude oil market, Dubai crude oil prices dropped from $80 per barrel at the beginning of the period to under $70 per barrel in May, resulting from concerns over the fiscal problems in Europe, but gradually increased afterward on expectations of an economic comeback.  In December, with the impact of the wave of cold temperatures worldwide, Dubai crude oil prices temporarily rose to $90 per barrel, and was $89 per barrel at the end of the period, with an average oil price of $79 per barrel for the period.

Impacted by the fiscal problems in Europe, copper prices in international markets (price on the London Metal Exchange (LME)) dropped from 357 cents per pound at the beginning of the period to under 300 cents in May, and then rose to 442 cents by the end of the period, due to rising demand from emerging nations such as China as well as due to concerns over shortages as a consequence of the strikes at the Chilean mines, resulting in an average price per pound for this period of 346 cents.

The average exchange rate for the period under review fell from 93 yen per U.S. dollar at the beginning of the period to 81 yen per U.S. dollar at the end of the period, resulting in an average exchange rate of 87 yen per U.S. dollar for the period.

In this operating environment, on a consolidated basis, net sales were 6,942.9 billion yen, ordinary income was 232.9 billion yen, and net income was 327.3 billion yen for the third quarter. Excluding the impact of inventory valuation, ordinary income amounted to 248.7 billion yen.

Petroleum Refining and Marketing

Domestic demand for petroleum products has increased compared with the previous year, due to the impact of a recovering economy and the intense summer heat.  The domestic petroleum products market improved from the very difficult conditions of the previous fiscal year as oil companies began to take steps to reduce excess refining capacities, including JX Group’s reduction in production capacity by 400,000 barrels per day.

Market conditions of the petrochemical products have been recovering, as the paraxylene market conditions improved on the backdrop of strong demand as well as trouble at Asian plants.

Amid such an environment, net sales and ordinary income in the Petroleum Refining and Marketing business in the third quarter were 5,866.9 billion yen and 119.9 billion yen, respectively.  Excluding the impact of inventory valuation, ordinary income amounted to 135.2 billion yen.

E&P of Oil and Natural Gas

Crude oil and natural gas production remained steady as expected. Furthermore, the prices of crude oil and natural gas remained firm, reflecting the current crude oil market condition. In addition, we are actively engaging in exploration and development activities as we aim to maintain and expand production in the medium to long term while carefully managing risks.

Amid such an environment, net sales and ordinary income in the E&P of Oil and Natural Gas business in the third quarter were 110.4 billion yen and 43.3 billion yen, respectively.

Metals

As for the resource development business, performance at the three Chilean mines shifted in a favorable direction on the backdrop of firm copper prices.

As for the copper smelting business, the sales volume of refined copper rose slightly in comparison to that of the same period of the previous year.  The rise of the price of copper on the LME exceeded the effect of the strong Japanese yen and, as a result, copper product prices climbed to a higher level compared with the previous year.  Conditions for the purchase of copper ore continued to be unfavorable from the previous year, while sales prices for sulfuric acid remained steady, increasing slightly from the previous year.

As for the recycling and environmental services business, conditions for the collection of raw materials for recycling continue to improve, reflecting increases in the prices for various metals.

As for the electronic materials business, while certain end products are currently undergoing inventory adjustments, sales volume for copper foil, rolled processed materials, and thin film materials in particular exceeded the volume for the same period of the previous year, reflecting, among other causes, strong demand for end products mainly overseas. Product prices were largely steady, including an increase in the price of sputtering targets for FPDs, reflecting the increase in the price of indium raw materials.

Amid such an environment, net sales and ordinary income in the Metals business in the third quarter were 706.9 billion yen and 53.9 billion yen, respectively.

Other

Net sales and ordinary income in the Other business for the third quarter were 301.6 billion yen and 12.4 billion yen, respectively.

Toho Titanium Co. Ltd., which is in the business of manufacturing and marketing titanium, experienced a gradual recovery in sales volume, but the previous year’s challenging conditions have continued this quarter, partly due to the depreciation of the Wakamatsu plant which commenced operations in April 2010. While there were indications that private capital investments are ceasing to decline, public investments remained low as a result of significant cutbacks in related government budget, and the construction and engineering business continued to remain in difficult conditions. Meanwhile, individual companies including those in the real estate business strive to improve profitability and expand their business bases.

The above net sales by segment include 42.8 billion yen of intergroup sales.

Special income and loss and quarterly net income

Special income totaled 248.8 billion yen, including 226.5 billion yen in one-time amortization amount of negative goodwill associated with business integration (gain on negative goodwill), 11.5 billion yen in gain on change in equity, and 8.0 billion yen in gain on sales of non-current assets.

Special losses totaled 65.2 billion yen, including 30.5 billion yen in special extra retirement payments, 8.3 billion yen in loss on retirement of non-current assets, 4.5 billion yen in loss on accounting standard for asset retirement obligations and 3.1 billion yen in impairment loss.

As a result, quarterly net income before income taxes and minority interests was 416.6 billion yen, and after 66.7 billion yen in income taxes and 22.5 billion yen in minority interests, quarterly net income was 327.3 billion yen.

(2)	Qualitative Information on Consolidated Financial Position

(a)	Assets

Total value of assets at the end of the third quarter was 6,348.5 billion yen.

(b)	Liabilities

Total liabilities at the end of the third quarter were 4,480.4 billion yen. Interest-bearing debt at the end of the third quarter were 2,283.1 billion yen.

(c)	Net Assets

Total net assets at the end of the third quarter were 1,868.2 billion yen.

Net assets per share were 657.56 yen. The shareholders’ equity ratio was 25.8% and the net debt/equity ratio (net D/E ratio) was 1.23 times.

(3)	Qualitative Information on Forecasts of Consolidated Business Results

The Company estimates that net sales for the fiscal year ending March 31, 2011 will be 9,620.0 billion yen (an increase of 2.4% compared with the previous forecast announced on November 5, 2010) reflecting increases in the price of petroleum products.

Operating income is expected to be 240.0 billion yen (an increase of 90.0 billion yen compared with the previous forecast) due to the impact of inventory valuation shifting from negative to positive accompanying an increase in crude oil prices and the improvements in the margins of petroleum and petrochemical products.  Ordinary income is expected to be 320.0 billion yen (an increase of 100.0 billion yen compared with the previous forecast) due to the improvement in equity in earnings of affiliates accompanying increase in copper prices.  Excluding the impact of inventory valuation, the Company estimates that ordinary income for the fiscal year will rise to 310.0 billion yen, a 55.0 billion yen increase in comparison with the previous forecast.

Due to the anticipated increase in special losses such as temporary integration costs, as well as the anticipated disposal of deferred tax assets that will occur when the reduction of the corporate tax rate outlined in the FY2011 tax reform takes effect, net income is expected to be 320.0 billion yen (identical to the previous forecast).

This forecast assumes on a full-year average, a crude oil price (Dubai crude) of $80 per barrel ($85 for the fourth quarter), an international copper price (LME price) of 360 cents per pound (400 cents for the fourth quarter), and an exchange rate of 85 yen per U.S. dollar (80 yen per U.S. dollar for the fourth quarter).  (Previous forecast: crude oil price of $78 per barrel; and an international copper price of 322 cents per pound, and an exchange rate of 84 yen per U.S. dollar.)

This forecast of consolidated business results is based on information available as of the announcement of this report.  The actual financial results could be different from the forecasted results due to various reasons.

The Company’s dividend policy is to redistribute profits by reflecting consolidated business results while striving to maintain stable dividends.

Under this policy, the forecast of the year-end dividend for the fiscal year ending March 31, 2011 was 7.50 yen per share, however based on the current revisions to the annual earnings forecast, the current expected dividend is now 8.00 yen per share.  Accordingly, the annual dividend is predicted to be 15.50 yen per share.

Please refer to the “Notification Concerning Revisions to the Annual Consolidated Earnings Forecast and the Dividend Forecast for the Fiscal Year Ending March 31, 2011” released today, in addition to this report.

2.	Other Information

(1)	Changes in Material Subsidiaries during the Term under Review

None.

(2)	Adoption of Simplified Accounting Treatment and Accounting Treatment Specific to the Preparation of Consolidated Financial Statements

(Recoverability Test of Deferred Income Tax Assets)

For those companies for which there have been no significant changes in business environment and there have been no significant changes in the occurrence of temporary differences, the Company uses a recoverability test for deferred income tax assets based on the forecast of financial results and tax planning at the beginning of the period. For those companies for which there have been significant changes in business environment or significant changes in the occurrence of temporary differences, the Company uses a recoverability test which is based on the forecast of financial results and tax planning at the beginning of the period and takes into account such changes.

(Calculation of Tax Expenses)

Tax expenses are calculated by multiplying net income before income taxes by the estimated effective tax rate, which is reasonably estimated for the net income before income taxes for the consolidated fiscal year including this consolidated third quarter after the application of tax effect accounting. Deferred income taxes are included in income taxes.

(3)           Changes in Accounting Treatment Principles and Procedures and Presentation for the Preparation of Consolidated Financial Statements

As outlined in the “Qualitative Information on Consolidated Financial Results of the Third Quarter” (page 4) of this report, the current fiscal year will be our first fiscal year. The following items are listed as changes in the accounting treatment principles and procedures and presentation as they differ from the accounting treatments used by Nippon Oil Corporation (“Nippon Oil”), the company determined to be the acquirer company under the “Accounting Standard for Business Combinations.”

(a)	Application of Accounting Standards for Asset Retirement Obligations

From the first quarter consolidated accounting period, “Accounting Standards for Asset Retirement Obligations” (ASBJ Statement No. 18, March 31, 2008) and “Guidance on Accounting Standards for Asset Retirement Obligations” (ASBJ Guidance No. 21, March 31, 2008) have been applied.

As a result, third quarter operating income and ordinary income each declined by 1,164 million yen, and third quarter income before income taxes and minority interests declined by 5,632 million yen. The variable amount of asset retirement obligations due to the application of this accounting standard is 50,440 million yen. The Company now records the allowance for abandonment of mines as asset retirement obligations.

(b)
Application of “Accounting Standard for Equity Method of Accounting for Investments” and “Practical Solution on Unification of Accounting Policies Applied to Associates Accounted for Using the Equity Method”

From the first quarter consolidated accounting period, “Accounting Standard for Equity Method of Accounting for Investments” (ASBJ Statement No. 16, March 10, 2008) and “Practical Solution on Unification of Accounting Policies Applied to Associates Accounted for Using the Equity Method” (PITF No. 24, March 10, 2008) have been applied, and the necessary adjustments have been made for the consolidated financial results.

The impact of this on third quarter earnings was insignificant.

(c)	Application of “Accounting Standard for Business Combinations”

As of the first quarter consolidated accounting period, the “Accounting Standard for Business Combinations” (ASBJ Statement No. 21, December 26, 2008) and “Accounting Standard for Consolidated Financial Statements” (ASBJ Statement No. 22, December 26, 2008), “Partial Amendments to Accounting Standard for Research and Development Costs” (ASBJ Statement No. 23, December 26, 2008), “Revised Accounting Standard for Business Divestitures” (ASBJ Statement No. 7, December 26, 2008), “Revised Accounting Standard for Equity Method of Accounting for Investments” (ASBJ Statement No. 16, portion released on December 26, 2008), and “Revised Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ Guidance No. 10, December 26, 2008) have been applied.

(d)	Changes in Depreciation

Nippon Oil used the declining balance method for the depreciation method of tangible fixed assets such as oil tanks and machinery and equipment except for buildings in the Petroleum Refining and Marketing segment. The Company has changed the depreciation method to the straight-line method. This change from the declining balance method to the straight-line method was determined to be reasonable as a result of a review conducted in the course of the business integration with Nippon Mining Holdings, Inc. in April 2010.

The reason for this change is that the investments in upgrades of refineries in the Petroleum Refining and Marketing segment have taken a round and that going forward, investments will focus on routine maintenance and updates.  Furthermore, the capabilities from the investment in upgrades at these refineries are expected to become obsolete only to a limited extent and the benefit of the investment and contribution to earnings are expected to be in the long term and stable.  Therefore, the business condition is appropriately reflected by evenly apportioning the acquisition cost over the estimated usable period, more appropriately accounting for expenses and earnings.

As a result, third quarter operating income increased by 17,813 million yen and ordinary income and net income before income taxes each increased by 17,831 million yen.

(e)	Changes in the Conversion Method of Earnings and Expenses of Foreign Consolidated Subsidiaries

While Nippon Oil converted earnings and expenses of foreign consolidated subsidiaries to yen according to the spot exchange rate at the end of the accounting period, the Company has changed to a method which converts based on the average exchange rate for the accounting period.

The reason for this change is to more appropriately reflect the earnings and expenses on the consolidated financial statements by minimizing the impact of short-term fluctuations in exchange rates, as the earnings and expenses of foreign consolidated subsidiaries were found to continue to hold an important share in the consolidated financial statements in a review of the conversion method of earnings and expenses of foreign consolidated subsidiaries conducted in the course of the business integration with Nippon Mining Holdings, Inc.

The impact on third quarter earnings as a result of this change was insignificant.

(f)	Changes in the Calculation of Tax Expenses

Nippon Oil calculated tax expenses in the Petroleum Refining and Marketing segment and the Other segment by multiplying net income before income taxes by the estimated effective tax rate, which was reasonably estimated for the net income before income taxes for the current consolidated fiscal year after the application of tax effect accounting.  The Company has changed the method from the first quarter consolidated accounting period so that in all segments, tax expenses are calculated by multiplying net income before income taxes by the estimated effective tax rate, which is reasonably estimated for the net income before income taxes for the current consolidated fiscal year after the application of tax effect accounting. This change is a result of the determination that it would be reasonable to calculate tax expenses in a unified and consistent manner within all the consolidated companies other than foreign subsidiaries due to the introduction of the consolidated taxation system.

The impact on third quarter earnings as a result of this change was insignificant.

3.Consolidated Financial Statements
(1) Consolidated Balance Sheets

(Millions of yen)
Account title	Third Quarter of Fiscal 2010
(As of December 31, 2010)
Assets
Current assets
Cash and deposits	279,698
Notes and accounts receivable-trade	1,130,556
Inventories	1,409,169
Other	244,732
Allowance for doubtful accounts	(2,243)
Total current assets	3,061,912
Non-current assets
Property, plant and equipment
Land	964,298
Other, net	999,683
Total property, plant and equipment	1,963,981
Intangible assets	166,552
Investments and other assets
Investment securities	628,164
Other	534,094
Allowance for doubtful accounts	(6,164)
Total investments and other assets	1,156,094
Total non-current assets	3,286,627
Total assets	6,348,539

(Millions of yen)
Account title	Third Quarter of Fiscal 2010
(As of December 31, 2010)
Liabilities
Current liabilities
Notes and accounts payable-trade	779,401
Short-term loans payable	746,102
Current portion of bonds	60
Commercial papers	454,000
Accounts payable-other	728,539
Provision	11,580
Other	293,375
Total current liabilities	3,013,057
Non-current liabilities
Bonds payable	250,182
Long-term loans payable	832,737
Provision for retirement benefits	94,429
Other provision	61,752
Other	228,215
Total non-current liabilities	1,467,315
Total liabilities	4,480,372
Net assets
Shareholders' equity
Capital stock	100,000
Capital surplus	746,693
Retained earnings	817,178
Treasury stock	(3,792)
Total shareholders' equity	1,660,079
Valuation and translation adjustments
Valuation difference on available-for-sale securities	19,661
Deferred gains or losses on hedges	6,038
Foreign currency translation adjustment	(50,512)
Total valuation and translation adjustments	(24,813)
Minority interests	232,901
Total net assets	1,868,167
Total liabilities and net assets	6,348,539

(2) Consolidated Statements of Income

(Millions of yen)
Account title	Third Quarter of Fiscal 2010
(from April 1, 2010 to December 31, 2010)
Net sales	6,942,905
Cost of sales	6,417,366
Gross profit	525,539
Selling, general and administrative expenses	357,250
Operating income	168,289
Non-operating income
Interest income	1,642
Dividends income	18,430
Equity in earnings of affiliates	59,256
Other	16,573
Total non-operating income	95,901
Non-operating expenses
Interest expenses	20,242
Foreign exchange losses	843
Other	10,156
Total non-operating expenses	31,241
Ordinary income	232,949
Special income
Gain on sales of non-current assets	8,011
Gain on change in equity	11,529
Gain on negative goodwill	226,537
Other	2,771
Total special income	248,848
Special loss
Loss on sales of non-current assets	2,428
Loss on retirement of non-current assets	8,338
Impairment loss	3,106
Loss on adjustment for changes in accounting standard for asset retirement obligations	4,468
Special extra retirement payments	30,539
Other	16,356
Total special losses	65,235
Income before income taxes and minority interests	416,562
Income taxes	66,677
Income before minority interests	349,885
Minority interests in income	22,538
Net income	327,347

(3)	Notes on the Going Concern Assumption

None

(4)	Segment Information

(a)	Outline of Reporting Segments

JX Group’s reporting segments consist of those constituent units of JX Group for which separate financial information is available and which are the subject of periodic evaluations by the board of directors for the distribution of management resources and the evaluation of business performance.

JX Group, of which JX Holdings is the holding company, is composed of segments by products and services based on three core operating subsidiaries. The reporting segments are Petroleum Refining and Marketing, E&P of Oil and Natural Gas, and Metals. Businesses not included in these segments are included in the Other category.  The main products and services or as business activities of each reporting segment and the Other category are as follows:

Petroleum Refining and Marketing
Gasoline, naphtha, kerosene, diesel fuel and heavy oil, and petrochemical products including benzene, paraxylene and other products, including liquefied petroleum gas, lubricating oil, and businesses relating to the petroleum business.

E&P of Oil and Natural Gas	Oil and natural gas exploration, development and production
Metals
Resource development, copper, gold, silver, sulfuric acid, recycling and environmental services, copper foils, precision rolled products, thin film materials, and transport of products in the metals business.

Other	Asphalt paving, civil engineering, construction, titanium, electric wires, land transportation and real estate leasing.

(b)           Net Sales and Profits or Losses by Reporting Segment

For the current third quarter (from April 1, 2010 to December 31, 2010)

(Millions of yen)
	Petroleum Refining and Marketing	E&P of Oil and Natural Gas	Metals	Other	Total	Adjustments (Note 1)	Recorded Amount on Consolidated Statements of Income (Note 2)
Net Sales
Sales to Third Parties	5,859,645	110,346	705,912	267,002	6,942,905	-	6,942,905
Intergroup Sales and Transfers	7,229	19	944	34,631	42,823	(42,823)	-
Total	5,866,874	110,365	706,856	301,633	6,985,728	(42,823)	6,942,905
Segment Income (Ordinary Income)	119,862	43,258	53,943	12,403	229,466	3,483	232,949

(Note 1)
3,483 million yen in adjustment of segment income includes 923 million yen, including the adjusted amount of unrealized gain and also includes 2,560 million yen in total net income and expenses of the Company not apportioned to each reporting segment.

(Note 2)	Segment income is adjusted with ordinary income in the consolidated statements of income.

(Additional information)

From the first quarter consolidated accounting period, “Accounting Standard for Disclosures about Segments of an Enterprise and Related Information” (ASBJ Statement No. 17, March 27, 2009) and “Guidance on Accounting Standard for Disclosures about Segments of an Enterprise and Related Information” (ASBJ Guidance No. 20, March 21, 2008) have been applied.

(5)	Notes on Significant Changes in Shareholders’ Equity

For the current third quarter (from April 1, 2010 to December 31, 2010)

The Company was established on April 1, 2010 as a result of the business integration between Nippon Oil Corporation and Nippon Mining Holdings, Inc.

As a result, at the end of the third quarter consolidated accounting period, capital stock was 100,000 million yen, capital surplus was 746,693 million yen, and retained earnings were 817,178 million yen.

End of Document